UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MedTech Acquisition Corp

(Name of Issuer)

Common Stock - Class A

(Title of Class of Securities)

58507N105

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507N105	SCHEDULE 13D	Page 2 of 12

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,145,833
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,145,833
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,833
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.66%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 58507N105	SCHEDULE 13D	Page 3 of 12

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,145,833
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,145,833
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,833
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.66%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 58507N105	SCHEDULE 13D	Page 4 of 12

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,145,833
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,145,833
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,833
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.66%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 58507N105	SCHEDULE 13D	Page 5 of 12

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 1,145,833
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 1,145,833
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,145,833
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.66%
14.	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 58507N105	SCHEDULE 13D	Page 6 of 12

SCHEDULE 13D

Explanatory Note: This Amendment No. 1 (“Amendment No. 1”) amends and supplements the original Schedule 13D filed on December 22, 2022 (the “Original Schedule 13D”). The reason for this amendment is to note the inadvertent Schedule 13G filed on February 9, 2023 which should be disregarded. There have been no material changes to the facts set forth in the Original Schedule 13D.

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the shares of Class A common stock (the “Shares”), of MedTech Acquisition Corp, a company incorporated in Delaware (the “Issuer”). The principal executive offices of the Issuer is 1345 Avenue of the Americas, New York, NY 10105.

Item 2.	identity and background

(a) The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (1) Magnetar Constellation Fund II Ltd (“Constellation Fund II”), Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Healthcare Master Fund Ltd (“Healthcare Master Fund”), Magnetar SC Fund Ltd (“SC Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), and Purpose Alternative Credit Fund Ltd (“Purpose Fund”), all of which are Cayman Islands exempted companies, (2) Corbin Hedged Equity Fund, L.P. (“Corbin Fund”) and Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), all of which are Delaware limited partnerships, (3) Magnetar Lake Credit Fund LLC (“Lake Credit Fund”) and Purpose Alternative Credit Fund - T LLC (“Purpose Fund - T”), all of which are Delaware limited liability companies, and (4) LMA SPC (Map 243 Segregated Portfolio) (“LMA SPC”) and NR 1 SP, a Segregated Portfolio of North Rock SPC (“NR 1 SP”), all of which are Cayman Islands segregated portfolio companies, collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

(b) The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c) Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 58507N105	SCHEDULE 13D	Page 7 of 12

(f) Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 1,145,833 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $11,759,662.83 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

This Statement on Schedule 13D is being filed solely due to the redemption of 23,046,578 Shares by Issuer stockholders on December 12, 2022, after which the Reporting Persons' aggregate beneficial ownership of the Shares was above 50%.

On November 11, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MTAC Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and TriSalus Life Sciences, Inc., a Delaware corporation (“TriSalus”), pursuant to which Merger Sub will merge with and into TriSalus (the “Merger”), with TriSalus surviving the Merger as a wholly owned subsidiary of the Issuer, and with TriSalus’s equity holders receiving shares of the Issuer’s common stock (the transactions contemplated by the Merger Agreement and the related ancillary agreements, the “Business Combination”).

In connection with the Merger Agreement, the Issuer, TriSalus and Magnetar Capital LLC (the “Investor”) entered into a non-binding term sheet (the “Term Sheet”) providing for the sale and issuance of up to $50,000,000 of 8.0% senior secured convertible notes (the “Convertible Notes”) by the Issuer concurrent with the closing of the Business Combination (the “Closing”). The Term Sheet, which grants the Investor the exclusive right to negotiate the foregoing proposed debt financing, provides for the Issuer to issue $25,000,000 or $50,000,000 of such Convertible Notes at the Closing, and grants the Investor the option to purchase the same principal amount of purchased Convertible Notes during the two-year period following the Closing (resulting in the potential issuance of up to $100,000,000 of such Convertible Notes). The Convertible Notes would have a three-year maturity, and would be convertible into shares of common stock at an initial conversion price of $10.00 per share, with conversion price resets and certain anti-dilution rights, with the conversion feature subject to certain ownership limitations.  Other than exclusivity and certain expense reimbursement and indemnity obligations of the Issuer and TriSalus, the term sheet is non-binding on each of the parties thereto, and the parties’ obligations to consummate the transactions contemplated therein are subject in all respects to the completion of the Investor’s due diligence process, the negotiation and execution of definitive transaction documents to the Investor’s satisfaction, and the satisfaction of certain other conditions.

The foregoing description of the Term Sheet does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Sheet, which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions, formulate a plan or proposal which may relate to or result in: (i) the purchase of additional Shares, options or related derivatives of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the Shares, options or related derivatives of the Issuer now beneficially owned or hereafter acquired by them; (iii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iv) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (v) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (vi) a material change in the present capitalization or dividend policy of the Issuer; (vii) any other material change in the Issuer’s business or corporate structure; (viii) a change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (ix) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (x) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (xi) any action similar to any of those enumerated above.

CUSIP No. 58507N105	SCHEDULE 13D	Page 8 of 12

Also, consistent with their investment intent, the Reporting Persons have engaged in, and may continue to engage in, communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to the Business Combination, and the Issuer’s operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) As of December 12, 2022 and the date hereof, each of the Reporting Persons may have been deemed to have beneficial ownership, shared voting power and shared dispositive power with regard to 1,145,833 Shares, representing approximately 58.66% of the total number of Shares outstanding. This amount consists of:

(i) 67,992 Shares held for the benefit of Corbin Fund,

(ii) 107,904 Shares held for the benefit of Constellation Fund II,

(iii) 391,047 Shares held for the benefit of Constellation Master Fund,

(iv) 27,894 Shares held for the benefit of LMA SPC,

(v) 21,888 Shares held for the benefit of Healthcare Master Fund,

(vi) 68,307 Shares held for the benefit of Lake Credit Fund,

(vii) 85,137 Shares held for the benefit of SC Fund,

(viii) 141,570 Shares held for the benefit of Structured Credit Fund,

(ix) 131,667 Shares held for the benefit of Xing He Master Fund,

(x) 38,080 Shares held for the benefit of NR 1 SP,

(xi) 42,567 Shares held for the benefit of Purpose Fund, and

(xii) 21,780 Shares held for the benefit of Purpose Fund – T.

The foregoing beneficial ownership percentage is based on a total of 1,953,422 Shares outstanding as of December 12, 2022, as disclosed in the Issuer's Form 8-K filed with the SEC on December 16, 2022.

(c) On December 12, 2022, Magnetar Systematic Multi-Strategy Master Fund Ltd (“Systematic Master Fund”) and Magnetar Capital Master Fund, Ltd (“Capital Master Fund”), both of which are Cayman Islands exempted companies, redeemed 81,715 Shares and 53,405 Shares, respectively, after which neither Systematic Master Fund nor Capital Master Fund holds any Shares. Magnetar Financial serves as investment adviser to each of Systematic Master Fund and Capital Master Fund.

Except as otherwise described herein, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

CUSIP No. 58507N105	SCHEDULE 13D	Page 9 of 12

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

The response to Item 4 is incorporated by reference herein.

The Reporting Persons are filing this Schedule 13D jointly, pursuant to Rule 13d-1(k) under the Act. The Joint Filing Agreement is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 9, 2023 among the Reporting Persons.
Exhibit 2	Term Sheet, by and among MedTech Acquisition Corporation, TriSalus Life Sciences, Inc. and Magnetar Capital LLC, dated as of November 11, 2022 (incorporated by reference to Exhibit 10.6 of the Form 8-K filed by the Issuer with the SEC on November 14, 2022).
Exhibit 3	Limited Power of Attorney by David J. Snyderman, dated as of December 22, 2022.

CUSIP No. 58507N105	SCHEDULE 13D	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-fact for David J. Snyderman, Manager

/s/ Hayley A. Stein
Hayley A. Stein Title: Attorney-in-Fact for David J. Snyderman